April 23, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance

100 F Street, N.E.
Washington, D.C. 20549

Attn:	Lory Empie
Marc Thomas
Jessica Livingston
David Lin

Re:	Five Star Bancorp
Registration Statement on Form S-1
Filed April 9, 2021
File No. 333-255143

Ladies and Gentlemen:

On behalf of Five Star Bancorp (“Five Star” or the “Company”), we are submitting this letter in response to a letter, dated April 22, 2021, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 filed with the Commission on April 9, 2021 (the “Registration Statement”). The Company is concurrently filing Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”), which includes changes to reflect responses to the Staff’s comments and other updates.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter from the Staff. For the Staff’s convenience, we have incorporated the text of the Staff’s comments into this response letter in italics. Unless otherwise indicated, page references in the responses correspond to the page numbers in the Amended Registration Statement, and page references otherwise correspond to the page numbers in the Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings set forth in the Amended Registration Statement.

The responses provided herein are based upon information provided to Covington & Burling LLP by the Company. In addition to submitting this letter via EDGAR, we are sending you supplementally the Amended Registration Statement (marked to show changes from the Registration Statement).

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance

April 23, 2021

Form S-1 filed April 9, 2021

Unaudited Pro Forma Condensed Financial Information, page 17

1.	Please revise, in accordance with SAB Topic 1B.3 to address the following:
•	Pro forma per share data should be presented (for the latest year and interim period only) giving effect to the number of shares whose proceeds will be used to pay cash distribution; and
•	Pro forma per share data to show the effect of the dividends paid which exceed earnings in the current year (i.e. fiscal 2021).

Response to Comment No. 1: The Company respectfully advises the Staff that it has revised the disclosure on pages 12 and 19 of the Amended Registration Statement in response to the Staff’s comment and in accordance with SAB Topic 1B.3.

Item 15. Recent Sales of Unregistered Securities, page II-2

2.	We note your disclosure regarding recent sales of unregistered securities. Please revise this section to address how the $10 per share price was determined.

Response to Comment No. 2: The Company respectfully advises the Staff that it has revised the disclosure on page II-3 of the Amended Registration Statement in response to the Staff’s comment. In addition, the Company respectfully advises the Staff that the shares in the private placements which occurred on March 29, 2019, September 27, 2019 and September 17, 2020 were sold exclusively to existing shareholders of the Company. At the time of the private placements the Company was, and remains, closely held. Historically the Company has relied on its existing shareholders for capital to maintain required regulatory capital ratios, with approximately 97% of its equity capital raised in the past three years from existing shareholders at $10.00 per share. As an S Corporation, the Company was unable to materially increase its book value, as it has historically been required to pay distributions to its existing shareholders to assist such shareholders in paying U.S. federal income taxes. Consistent with past practice, and after careful consideration of a number of factors, including:

•	its estimates of business potential and earnings prospects;
•	estimated value of its tangible and intangible assets;
•	the consideration of these factors in relation to market valuations of comparable banking institutions;
•	the then-current and anticipated condition of the market and economy as a whole, including the impact of the COVID-19 pandemic for the September 2020 private placement; and
•	the lack of liquidity of an investment in the Company,

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance

April 23, 2021

the board of directors selected a purchase price of $10.00 per share for each of these private placements, which is consistent with private placements since the inception of the Company. Subscriptions were limited to existing shareholders’ pro rata ownership of the outstanding shares of the Company at the time of each private placement. The board of directors and its advisors believed that a purchase price higher than $10 per share would not have been attractive to existing shareholders in raising additional capital for the Company given the shareholders’ tenure with the Company and the tax consequences to them as shareholders in an S Corporation. The Company believed that a private placement at a higher purchase price would not have raised the necessary capital and would have been inconsistent with the Company’s past practice for private placements involving solely existing shareholders of the Company. Further, the book value per share of the Company’s common stock prior to each of the March 2019, September 2019 and September 2020 private placements was $10.88, $11.26 and $11.95, respectively. The $10.00 per share purchase price approximated the per share book value of the Company’s common stock at the time of each of the March 2019, September 2019 and September 2020 private placements.

*****

Please contact me at (212) 841-1017 or Rusty Conner at (202) 662-5986 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Christopher J. DeCresce
Christopher J. DeCresce Covington & Burling LLP

cc:	James Beckwith, Five Star Bancorp
Frank (Rusty) M. Conner III, Covington & Burling LLP
Charlotte May, Covington & Burling LLP
Steven B. Stokdyk, Latham & Watkins LLP
Brent T. Epstein, Latham & Watkins LLP